Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT OF THE COMPLETION OF ISSUANCE OF
SUBORDINATED TERM DEBTS
Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 24 October 2011.
With the approval from China Insurance Regulatory Commission, the Company has completed the issuance of RMB30 billion subordinated term debts to qualified investors who meet the relevant regulatory requirements (the “Issuance”).
The total principal amount of the Issuance is RMB30 billion, with a maturity term of 10 years. The coupon rate per annum is 5.50% for the first five years. The Company has the right to redeem the subordinated term debts at the end of the fifth year. If the Company does not exercise the redemption right, the coupon rate per annum will be 7.50% for the last five years.
The proceeds from the Issuance will be used to replenish the Company’s supplementary capital and raise the solvency ratio according to applicable laws and approvals from regulatory authorities.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 9 November 2011
As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh